

October 18, 2011

<u>Via E-mail</u>
Glenn D. Estrella
Chief Executive Officer
World Surveillance Group Inc.
State Road 405
Building M6-306A, Room 1400
Kennedy Space Center, FL 32815

  Re: **World Surveillance Group Inc.**
     Amendment No. 2 to Form 10-K for the Fiscal Year Ended
     December 31, 2010
     Filed September 19, 2011
     Form 10-Q for the Fiscal Quarter Ended March 31, 2011
     Filed May 16, 2011
     Amendment No. 3 to Form 10-Q for the Fiscal Quarter Ended June 30, 2011
     Filed October 12, 2011
     File No. 001-32509

Dear Mr. Estrella:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Larry Spirgel

           Larry Spirgel
           Assistant Director